Exhibit 3.19

DIAGNOSTIC CARDIOLOGY, INC.

MINUTES FROM SHAREHOLDERS MEETING

DATE:	3/29/89

MEMBERS PRESENT:	Gary Symkoviak, M.D., Bard R. Madsen, M.D.

ITEMS OF BUSINESS: It was proposed that the Corporation name, Diagnostic Cardiology, Inc. be changed to the Heart and Fitness Institute. A vote was taken between the two shareholders, Dr. Symkoviak, who holds 3300 shares, and Dr. Madsen, who holds 2700 shares, and the vote was unanimous in the affirmative.

The article of amendment shall read: The name of Diagnostic Cardiology, Inc. shall be changed to the Heart and Fitness Institute.

Respectively submitted,

/s/ Gary P. Symkoviak
Gary P. Symkoviak, M.D., F.A.C.C.

/s/ Bard R. Madsen
Bard R. Madsen, M.D.
GPS/clb